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                  [DIVEO BROADBAND NETWORKS, INC. LETTERHEAD]


                                October 2, 2000


Mr. David T. Mittelman
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Diveo Broadband Networks, Inc.
               Registration Statement on Form S-1 (File No. 333-33870) Application for Withdrawal

Dear Sir:

          Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Diveo Broadband Networks, Inc. (the "Company") hereby requests that its Registration Statement on Form S-1 (File No. 333-33870) (the "Registration Statement") be withdrawn. The Company is making this application for withdrawal of the Registration Statement because of changed market conditions.

          We would appreciate receiving the Commission's consent to the withdrawal of the Registration Statement at your earliest convenience. Please direct any questions you may have regarding this application for withdrawal of the Registration Statement to Joseph G. Connolly, Jr. (202-637-5625) or Stuart
A. Barr (202-637-6554) of Hogan & Hartson L.L.P., counsel to the Company, 555 13th Street, N.W., Washington, D.C. 20004.



                                       Very truly yours,

                                       DIVEO BROADBAND NETWORKS, INC.


                                       By: /s/ Laurence A. Hinz
                                           ------------------------------
                                           Laurence A. Hinz
                                           Executive Vice President and
                                           Chief Financial Officer



cc:  Ms. Hannah Huynh
     The Nasdaq Stock Market, Inc.